Exhibit 99.2

YM BIOSCIENCES INC.

PROXY FOR THE HOLDERS OF COMMON SHARES

FOR THE USE AT THE SPECIAL MEETING OF SHAREHOLDERS

to be held on Thursday, January 31, 2013

This proxy is solicited by management of YM BioSciences Inc. (the “Company”).

The undersigned, being a shareholder of the Company, hereby appoints David G.P. Allan, or failing him, Leonard Vernon, OR INSTEAD OF EITHER OF THE FOREGOING,                                                           as the proxyholder for and on behalf of the undersigned, with power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the special meeting of shareholders of the Company to be held on January 31, 2013, and any adjournment or postponement thereof to the same extent and power as if the undersigned were personally present at the meeting.  The undersigned hereby directs the proxyholder to vote the common shares of the Company recorded in the name of the undersigned as specified herein:

1.                                      VOTE FOR ☐ or AGAINST ☐ the special resolution (the “Arrangement Resolution”), the full text of which is attached as Schedule B to the Management Proxy Circular (“Circular”) of the Company dated December 31, 2012, with or without variation, approving an arrangement under Section 130 of the Companies Act (Nova Scotia) between the Company, its shareholders, Gilead Sciences, Inc. and 3268218 Nova Scotia Limited (the “Purchaser”) pursuant to which, among other things, the Purchaser will acquire all of the issued and outstanding common shares of the Company at a price of U.S.$2.95 per common share in cash, as more particularly described in the Circular.

If any amendments or variations to the matters referred to above or to any other matters identified in the notice of meeting are proposed at the meeting or any adjournment or postponement thereof, or if any other matters which are not now known to management should properly come before the meeting or any adjournment or postponement thereof, this proxy confers discretionary authority on the person voting the proxy to vote on such amendments or variations or such other matters which may properly come before the meeting, or any adjournment or postponement thereof, in accordance with the best judgment of such person.

This proxy revokes and supersedes all proxies of earlier date.

DATED the day of , 20 .

Name (Please print clearly)	Signature of the Shareholder

Name of Shareholder (Please print)

(Please see reverse for instructions.)

NOTES:

(1)         This proxy is to be read in conjunction with the accompanying Notice of Meeting and Management Proxy Circular.

(2)         A shareholder has the right to appoint a person or company (who need not be a shareholder) to represent him or her and to attend and act for him or her on his or her behalf at the meeting other than the nominees designated above and may exercise such right by inserting the name of his or her nominee in the space provided above for that purpose.

(3)         The common shares represented by the proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice in the proxy with respect to any matter to be acted upon, the common shares represented by the proxy shall be voted accordingly.  In the event that no specification has been made with respect to voting for or against the Arrangement Resolution, the proxy nominees are instructed to vote the common shares represented by this proxy in favour of such matters.

(4)         This proxy must be signed by the holder of common shares or an attorney duly authorized in writing.  The signature of the holder of common shares on this proxy must match exactly the name appearing on the front of this proxy.  If the common shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy.  If the shareholder is a corporation or another individual, this proxy must be signed with signing capacity stated and the Company may require documentation evidencing the power to sign this proxy.  Persons signing as executors, administrators or trustees should so indicate and provide their full title.

(5)         In many cases, common shares beneficially owned by a holder (a “Non-Registered Holder”) are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency.  Non-Registered Holders should, in particular, review the section entitled “Voting by Non-Registered Shareholders” in the accompanying Management Proxy Circular and carefully follow the instructions of their intermediaries.

(6)         All holders of common shares should refer to the accompanying Management Proxy Circular for further information regarding completion and use of this proxy and other information pertaining to the meeting.

(7)         To be valid, this proxy must be signed and deposited with CIBC Mellon Trust Company c/o Canadian Stock Transfer Company Inc., Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 or faxed to (416) 368-2502 or 1-866-781-3111 (toll free) or to the Secretary of the Company at least 48 hours (excluding Saturdays, Sundays and holidays) before the meeting time or any adjournment or postponement thereof.  Late proxies may be accepted or rejected by the Chairman of the meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

(8)         If this proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed to you by management of the Company.